Exhibit 99.1

Global Mofy Metaverse Pioneers the “Next Generation” of Content Creation with Gausspeed

Beijing, May 8, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, is leveraging generative AI to transform professional film production with its proprietary platform, Gausspeed, developed by its wholly-owned subsidiary, Gauss AI, in collaboration with Heartdub, a U.S.-based leader in physical simulation technology. Built on the OpenUSD framework and deeply integrated with the NVIDIA Omniverse Cloud API, Gausspeed revolutionizes film production by offering advanced previsualization and content generation capabilities. This platform significantly enhances predictability and control in film production workflows, simplifying complex pre-production tasks, and thus driving cost efficiency and productivity.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “AI is having a transformative impact on professional film production and digital entertainment. Historical shifts like the adoption of sound or color in films highlight the potential magnitude of this change. By developing Gausspeed, Global Mofy Metaverse is not only embracing this shift but also positioning itself as an industry leader. Compared to other text-to-video generative AI technologies like SORA by OpenAI, Gausspeed offers unique capabilities tailored specifically to film production and video generation. Our innovative tools provide a significant advantage in helping customers unlock the full potential of AI in their creative processes and content creation.”

Gausspeed (Click Here for the Latest Video Demonstration) delivers a comprehensive suite of AI services that span from concept to video production for the broader digital entertainment industry. It simplifies intricate production processes, allowing for the creation of videos directly from textual descriptions. Recognized by industry pioneers as a groundbreaking approach, it has been identified as a transformative force in film production. The platform not only drives revenue growth for Global Mofy Metaverse but also solidifies its foundation for sustained long-term development. As AI technology progresses, Gausspeed positions our company at the forefront of technological innovation in digital entertainment, propelling the industry towards more innovative and higher-quality digital content creation.

Gausspeed enhances the production efficiency of the Global Mofy Metaverse team, enabling effortless access to and utilization of assets stored on NVIDIA Omniverse Nucleus across diverse scenarios. The platform facilitates seamless asset sharing among rendering tools and compatibility with mainstream content creation software, fostering a dynamic and interactive production environment. Gausspeed offers:

●	Industrial-grade Cinematic Production Standards:

Gausspeed utilizes industry-grade 4K digital assets that meet the stringent standards of professional film production, offering creators unparalleled visual fidelity and meticulous attention to detail. During post-production, Gausspeed’s immersive workflow tools and computational platforms enable production teams to meticulously verify visual effects, considering diverse factors such as material properties, physical impacts, and textural nuances.

●	Storyboard Scripting Technology:

With Gausspeed’s multimodal architecture, creators can seamlessly construct visual narratives using textual prompts and 3D assets, thereby establishing a solid foundation for scene setting and storytelling. The platform’s storyboard scripting capabilities facilitate precise planning of camera placements and movements based on predefined story arcs and script demands, streamlining the creative process, enhancing production efficiency, and ensuring narrative coherence and cinematic quality.

●	Previsualization (Previs):

Leveraging Gausspeed’s robust scene generation tools, directors and creators can visualize prototype designs early in the production process. This allows for meticulous planning and adjustments to scene setups and camera movements, aligning each sequence closely with the creative vision, thereby minimizing production costs and risks. Gausspeed empowers production teams to adopt new workflows that enhance creative freedom and reduce technical barriers, thus elevating the creative potential and quality of their projects. Furthermore, production staff can utilize Gausspeed to train and deploy customized generative AI models, tailoring content generation to specific scripts and further refining production workflows and cost-efficiency.

●	Real-time Physics Rendering and Material Computation:

Gausspeed’s advanced cloud-native physics engine and extensive material model enable the real-time computation and rendering of complex physical effects, achieving visually impressive results with accurate physical properties without the need for shader program adjustments. Unlike traditional physics engines geared towards gaming, Gausspeed’s material model integrates deeply with material science and computer science, covering a vast array of material types globally with parameters exceeding 90 billion, authentically replicating real-world physical data in virtual settings and bridging the gap between virtual and real-world data accuracy.

●	Deep Integration with NVIDIA Omniverse Cloud API:

Constructed on the OpenUSD standard and extensively integrated with the NVIDIA Omniverse Cloud API, Gausspeed accelerates the unification and advancement of digital creation technologies, reducing superfluous consumption in the creative phases and fostering a highly collaborative environment for creators across various platforms.

About Heartdub

Founded in Seattle since 2014, Heartdub is a global leader in the field of AI, renowned for its advanced high-precision physics engine and pioneering the realm of real-time physics. With its cloud-native 3D content creation and compute platform, powered by an industry-leading digital materials model featuring over 90 billion parameters, Heartdub has laid a solid foundation for the innovative development of digital products across multiple sectors. For more information visit www.heartdub.com.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com

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